LIST OF SUBSIDIARIES OF
ENDOCHOICE HOLDINGS, INC.

Subsidiary	Jurisdiction of Incorporation or Organization
EndoChoice, Inc.	Delaware
EndoChoice GmbH	Germany
EndoChoice Innovation Center Ltd.	Israel
Robert S. Smith, M.D., Inc.	Georgia
EndoChoice Israel Ltd.	Israel